

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 8, 2007

VIA U.S. MAIL

Mr. Bruce Ficks
Chief Financial Officer
Micro Component Technology, Inc.
2340 West County Road C
St. Paul, Minnesota 55113-2528

> **Re:** **Micro Component Technology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-22384**

Dear Mr. Ficks:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant